                                           Filed Pursuant to Rule 424(b)(1);
                                           Registration Statement No. 333-00891
PROSPECTUS

                                   ICO, INC.

                         311,550 SHARES OF COMMON STOCK

     This Prospectus relates to an offering of 311,550 shares of Common Stock, no par value (the "Common Stock"), of ICO, Inc., a Texas corporation ("ICO" or the "Company"), by the holders thereof (the "Selling Stockholders").

     Of the 311,550 shares of Common Stock to which this Prospectus relates, (i) 150,000 shares of Common Stock were issued to the shareholders of Permian Enterprises, Inc., a Texas corporation ("Permian"), pursuant to a merger of Permian with and into a wholly-owned subsidiary of ICO, (ii) 66,666 shares of Common Stock were issued to the shareholders of B&W Equipment Sales and Mfg., Inc. ("B&W"), in connection with the Company's purchase of all the outstanding shares of B&W, and (iii) 94,884 shares of Common Stock were issued to the shareholders of R.J. Dixon, Inc. (DBA "Spinco") in connection with the purchase of all of the outstanding capital stock of Spinco.

     The Common Stock is listed on the NASDAQ National Market System under the symbol "ICOC." On March 19, 1996, the last sale price for the Common Stock as reported by the NASDAQ National Market System was $5.25 per share.

     For a discussion of certain matters that should be considered in evaluating an investment in the Company, see "Investment Considerations."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON
       THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     The Selling Stockholders may sell the Common Stock from time to time directly or through agents, dealers or underwriters to be designated, on terms to be determined. The Company will pay the expenses of this offering. The Selling Stockholders will receive all of the proceeds from the offering less any brokerage commissions or discounts to agents, dealers or underwriters. To the extent required, the name of any such agent, dealer or underwriter, and any applicable commissions or discounts will be described in an accompanying prospectus supplement. The supplement will also describe any indemnification by the Company of Selling Stockholders or any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"). See "Plan of Distribution."

                 THE DATE OF THIS PROSPECTUS IS MARCH 22, 1996

                             AVAILABLE INFORMATION

     ICO is subject to the information reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company's Common Stock is traded in the NASDAQ National Market System and listed on the Boston Stock Exchange, and such reports, proxy statements and other information may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006, and The Boston Stock Exchange, One Boston Place, Boston, Massachusetts 02108.


     This Prospectus constitutes part of a Registration Statement on Form S-3 (No. 333-00891) filed under the Securities Act and omits certain of the information set forth in the Registration Statement and the exhibits thereto. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock. Copies of the Registration Statement are available from the SEC. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                     INFORMATION INCORPORATED BY REFERENCE


     ICO's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 and Form 8-K filed December 18, 1995 have been filed with the SEC and are incorporated herein by reference.



     Wedco Technology, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 1995; Quarterly Reports on Form 10-Q for the quarters ended June 30, 1995, September 30, 1995 and December 31, 1995 and Reports on Form 8-K dated August 14, 1995 and February 5, 1996.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering of Common Stock to be made hereunder shall be deemed to be incorporated herein by reference and made a part hereof from the date of filing.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain without charge a copy of any document or part thereof incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information the Registration Statement incorporates), upon written or oral request. Requests should be directed to Chief Financial Officer, ICO, Inc., 100 Glenborough Drive, Suite 250, Houston, Texas 77067, telephone (713) 872-4994.

                                  THE COMPANY

     ICO, Inc. provides inspection, reconditioning and coating services for new and used tubular goods and sucker rods utilized in the oil and gas industry. The Company is the leading provider of sucker rod services and one of the largest providers of inspection, reconditioning and coating services for tubular goods in the United States. The Company's customers include the major domestic oil and gas companies, as well as independent oil and gas companies, drilling contractors and manufacturers of tubular goods.


     The Company announced that it has entered into a definitive merger agreement for the merger (the "Merger") of Wedco Technology, Inc. ("Wedco") into a subsidiary of the Company. In the proposed Merger, Wedco shareholders will receive the choice of either 2.2 shares of Company Common Stock and $3.50 cash or 2.84 shares of Company Common Stock for each share of Wedco Common Stock. The Merger is subject, among other things, to approval by Wedco's shareholders of the Merger and approval by ICO's shareholders of the issuance of ICO's Common Stock pursuant to the Merger. If all of the Wedco shareholders elected to receive the all stock option, 10,132,509 shares of ICO Common Stock would be issued in the Merger. ICO and Wedco expect to hold special shareholder meetings for the purpose of obtaining shareholder approval of the above matters in March or April 1996.


                                  THE OFFERING


Shares to be sold by the Selling
  Stockholders.......................   311,550 shares of Common Stock

Shares to be sold by the Company.....   None.

Proceeds to the Company..............   None.

Common Stock outstanding (1).........   8,927,361 shares of Common Stock were outstanding at
                                        March 19, 1996. No additional shares of Common Stock
                                        will become outstanding as a result of the sale of
                                        the shares offered hereby.

NASDAQ symbol........................   ICOC


---------------


(1) Excludes 5,175,591 shares of Common Stock reserved for issuance at March 19, 1996, pursuant to outstanding stock options, convertible securities and Common Stock purchase warrants.


                           INVESTMENT CONSIDERATIONS

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the factors set forth below.

RISK FACTORS RELATING TO ICO

  Industry Conditions

     Demand for ICO's products and services depends primarily on the level of oil and gas drilling and production activity, including the level of workover activity. These activities have been, and will continue to be, influenced by factors that have rendered the market for ICO's products and services somewhat volatile; over which ICO has no control. These factors include the price and availability of oil and gas, exploration and production capital expenditures by major and independent oil and gas companies, the ability of the members of the Organization of Petroleum Exporting Countries to maintain price stability through voluntary production limits, worldwide demand for oil and gas and general economic and political conditions. In particular, demand for ICO's internal coating services and used tubular and sucker rod services tends to fluctuate with the price of oil and the level of workover activity, and demand for ICO's new tubular services tends to fluctuate with the domestic drilling rig count. Domestic drilling activity declined significantly over the several years culminating in June 1992 when the average monthly rig count reached a post-World War II low of 596 rigs. Since June 1992, the rig count has tended to fluctuate in a range of approximately 600 rigs to approximately 900 rigs, depending on demand, seasonal conditions and other factors. As of March 8, 1996, the domestic rig count was 719. There can be no assurance that detrimental industry factors will not adversely impact ICO's business.


  Recent Losses and Financial Condition


     ICO reported net losses in fiscal years 1991, 1992 and 1993. The restructuring of ICO's management commenced early in fiscal year 1994. See
"-- Risk Factors Relating to the Merger -- Control of the Combined Company after the Merger." ICO reported net income in fiscal years 1994 and 1995. ICO's net income for the fiscal year ended September 30, 1995 was $5,790,000. There can be no assurance that ICO will be profitable in the future.


  Environmental Regulations

     ICO's services routinely involve the handling of chemical substances and waste materials, some of which may be considered to be hazardous wastes. ICO is subject to numerous local, state and federal laws and regulations concerning the use and handling of hazardous materials and restricting releases of pollutants and contaminants into the environment. Many of these laws and regulations provide for strict liability for the costs of cleaning up contamination resulting from releases of regulated materials into the environment. ICO's insurance policies do provide coverage for environmental or other damages caused as a result of, among other things, defective casing or tubing inspected by ICO. Although management of ICO believes that ICO is in substantial compliance with these laws and regulations and also believes continued compliance with existing laws and regulations and estimated capital expenditures for environmental remediation will not have a material adverse effect on ICO's results of operations or financial condition, there can be no such assurance that such an effect will not occur. See "-- Legal Proceedings."

  Competition


     The principal competitive factors in ICO's business are price, availability and quality of service. Consolidation in the tubular inspection, reconditioning and coating industry has resulted in the elimination of many of ICO's competitors and reduced ICO's competition in some product lines in some markets to a single competitor. This consolidation has reduced the capacity which exists in the domestic market to some extent, but the tubular inspection, reconditioning and coating industry continues to be highly competitive. ICO's ability to compete effectively is also dependent upon timely and reliable performance of its services at competitive rates. If the level of domestic exploration and production-related activity declines, the prices received by ICO for its services could be adversely affected. Further, ICO's ability to use certain technology granted under a license in connection with the acquisition of Baker Hughes Tubular Services, Inc. ("BHTS") on September 30, 1992 is restricted in most foreign markets. There can be no assurance ICO will not encounter increased competition which could adversely affect its business, results and operation or financial condition.


  Legal Proceedings


     ICO is a named defendant in thirteen suits involving fourteen plaintiffs, filed between June 1988 and February 1996, for personal injury claims alleging exposure to silica resulting in silicosis-related disease. ICO is generally protected under workers' compensation law from claims under these suits except to the extent a judgment is awarded against ICO for intentional tort. In 1994, ICO was dismissed without liability from two suits alleging intentional tort against ICO for silicosis-related disease. In fiscal 1993, ICO settled two other suits, both of which alleged wrongful death caused by silicosis-related diseases, which resulted in a total charge of $605,000. Two of the pending personal injury cases involve three alleged silicosis-related deaths, which are premised upon allegations of gross negligence. The standard of liability applicable to the remainder of the pending cases is intentional tort, a stricter standard than the gross negligence standard applicable to the wrongful death case. ICO and its counsel cannot at this time predict with any reasonable certainty the outcome of any of the remaining suits. Except as described below, ICO does not believe, however, that such suits will have a material adverse effect on the financial conditions or results of operations of ICO. ICO does have in effect general liability and employer's liability insurance policies applicable to the referenced suits;

however, ICO has been advised by each of the involved insurance carriers of a reservation of rights with regard to policy obligations pertaining to the suits because of various exclusions in the policies with the exception of a consolidated wrongful death case filed February 1996 by the heirs of two former employees, but not yet served upon ICO, as to which no position has been asserted by the pertinent insurance carriers. If an adverse judgment is obtained against ICO in any of the referenced suits which is ultimately determined not to be covered by insurance, the amount of such judgment could have a material adverse effect on the financial condition or results of operations of ICO.


     In connection with ICO's acquisition of BHTS in September 1992, Baker Hughes, Incorporated ("Baker Hughes") agreed to reimburse ICO for 50% of BHTS environmental remediation costs in excess of $318,000, with Baker Hughes' total reimbursement obligation being limited to $1,000,000. BHTS is a responsible party at two hazardous waste disposal sites that are currently undergoing remediation pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, the French Limited site northeast of Houston, Texas, and the Sheridan site near Hempstead, Texas. Based on the relatively advanced status of the remediation at these sites and BHTS's minimal contribution of wastes at each site, management believes that ICO's future liability under the agreement with Baker Hughes with respect to these two sites will not be material to ICO.

RISK FACTORS RELATING TO WEDCO

  Cyclicality of Business


     Wedco's business cycles are created by changes in the cost of the plastic pellets produced by the major petrochemical companies; as a result, the cycles are relatively unpredictable. Because plastic pellets are fungible, the various producers of plastic pellets tend to charge substantially similar prices. When resin prices are increasing, users often build inventories to hedge against further price increases, with the result that Wedco's processing activity also increases. When prices decline, customers of the petrochemical companies often delay purchasing resin and utilize existing inventory in the anticipation of price reductions, thus reducing requirements for Wedco's processing. Wedco's customers, in most cases, are the major petrochemical companies which produce these materials.


  Foreign Currency Translation


     The fluctuations of the U.S. dollar against certain foreign currencies, particularly the Dutch guilder and British pound, impact the translation of revenue and income of Wedco's foreign subsidiaries into U.S. dollars. Such fluctuations may be significant and may have a material effect on Wedco's financial statements, which may be positive or negative in any given period. The increases (decreases) in certain income statement accounts resulting from these fluctuations as shown on Wedco's Consolidated Statements of Income over the past two fiscal years are as follows:


                                                                      YEARS ENDED MARCH 31,
                                                                  -----------------------------
                                                                  1995 VS. 1994   1994 VS. 1993
                                                                  -------------   -------------
    Net revenues................................................   $ 1,183,000     $ (1,174,000)
    Operating income............................................       228,000         (197,000)
    Pre-tax income..............................................       210,000         (155,000)
    Net income..................................................       147,000         (131,000)

     Gains and losses from the translation of certain balance sheet accounts are not included in determining net income, but are accumulated as a separate component of shareholders' equity. These unrealized gains and losses are also subject to deferred income taxes. As a result of the dollar's fluctuation against the Dutch guilder and British pound and changes in the net assets of foreign subsidiaries, shareholders' equity increased, net of deferred income taxes, by $1,349,000 in fiscal 1995.

  Competition

     In its basic business of plastics grinding, Wedco's primary competitors in the U.S. are smaller, local firms that lack the multiple plant locations, technology and/or production capacity of Wedco. More substantial competition in size-reduction services of plastics exists in Europe. End users of ground plastic pellets may also perform grinding services themselves rather than purchase materials that have been ground by outside contractors. Due to Wedco's technical expertise and equipment manufacturing capabilities, Wedco believes that it can provide plastics grinding services at a lower cost than most of its customers and competitors. In addition, Wedco's ability to provide convenient service to its customers is greatly enhanced due to its network of facilities throughout North America and Western Europe. Wedco also experiences greater competition in its other major processing service sectors, such as cryogenic grinding, air-jet milling and compounding.

     Wedco also manufactures grinding equipment. Until recently, it supplied virtually all of such equipment for the North American market. However, competition in the manufacturing and sale of such equipment has developed.


  Decline in Earnings in Fiscal 1996



     Wedco reported an increase of less than 1% and a decrease of 13.5% in net revenues for the nine-month and three-month periods ended December 31, 1995, respectively, when compared to the same periods in fiscal 1995. Operating income decreased by 43.1% and 72.6% during these same periods, respectively. The cyclical downturn in the worldwide plastics industry experienced during the current fiscal year resulted in declines in the utilization of machinery and equipment and an increase in unit costs as a result of the inability to spread certain fixed costs over as many units. Furthermore, a portion of the increase in revenues reported during the nine-month period ended December 31, 1995, is attributed to an increase in compounding sales rendered by Wedco's Dutch subsidiary. Such compounding revenues yield lower margins than traditional processing services. Income from Wedco's investment in joint ventures decreased from $450,535 to $61,734 and increased from $94,415 to $151,325 during the nine-month and three-month periods ended December 31, 1995, respectively, the decrease resulting primarily from a decline in earnings experienced by Wedco's Canadian joint venture. See "-- Recent Results of Joint Ventures." Interest expense increased 10.7% and 12.7% during the nine-month and three-month periods, respectively, when compared to the same periods of fiscal 1995. The decreases in operating income and joint venture earnings, coupled with an increase in other expenses, resulted in a 75.2% and 99.6% decline in net income for the nine-month and three-month periods ended December 31, 1995, respectively, when compared to the same periods of the prior fiscal year. There can be no assurance that such decreases in operating income and joint venture earnings and increase in expenses will not continue.



  Recent Results of Joint Ventures



     Income from Wedco's investment in joint ventures decreased from $450,535 to $61,734 or 86.3% and increased from $94,415 to $151,325 or 60.3% during the nine-month and three-month periods ended December 31, 1995, respectively, when compared to the same periods of the prior year. The increase in income to $151,325 for the three-month period ended December 31, 1995 from $94,415 for the corresponding period in the prior year, an increase of approximately $57,000 or 60.3%, is not necessarily indicative of future results. Both of Wedco's joint ventures reported a decline in earnings during the nine-month and three-month periods. Both of Wedco's joint ventures reported a decline in earnings during the six and three-month periods. In France, Micronyl-Wedco S.A.'s earnings have been affected by the current decline in the plastics industry, resulting in a decrease in the volume of materials processed during the current period. In Canada, WedTech Inc.'s ("WedTech") earnings have been negatively impacted significantly by ongoing costs associated with its sales, marketing and administrative office in Toronto, Canada and repetitive monthly losses associated with its research and production facility in Dewey, Oklahoma. Furthermore, the current market for grinding and compounding services in Canada has become increasingly competitive and these revenues are yielding lower margins than in prior periods. Under the equity method of accounting, net revenues of the joint ventures are not included in the consolidated net revenues of the Company. There can be no assurance that such declines in earnings from Wedco's investment in joint ventures will not continue.

  Other Contingent Liabilities

     In conjunction with the sale of real estate owned by a former subsidiary, the New Jersey Department of Environmental Protection and Energy ("DEPE") issued an Administrative Consent Order ("ACO") to Wedco, under the New Jersey Environmental Cleanup Responsibility Act ("ECRA"). Under ECRA, property title cannot pass to a new owner until the DEPE is satisfied that the property meets defined environmental standards or an ACO has been issued. Under the terms of the ACO, Wedco is required to clean this site.


     Inspections have shown the groundwater at this site contains contaminates which must be removed. Accordingly, a remediation plan was prepared and subsequently approved by the DEPE. Wedco has established reserves of $1,400,000 for costs related to cleanup activities, of which approximately $1,129,163 has been paid as of December 31, 1995. Recent sampling results indicate that Wedco's groundwater remediation program is working effectively to reduce the level of groundwater contamination. Expenses in excess of what Wedco has recorded could be incurred due to the inherent uncertainty surrounding the extent of contamination, the complexity of governmental regulations and their interpretations, and the varying costs and effectiveness of cleanup technologies. However, Wedco believes that its reserve is sufficient.


RISK FACTORS RELATING TO THE MERGER

  Control of the Combined Company After the Merger


     Five of ICO's six directors are currently associated with Pacholder Associates, Inc., an investment advisory firm headquartered in Cincinnati, Ohio , or USF&G Pacholder Fund, Inc., an affiliate of Pacholder Associates, Inc. After the Merger, these persons will constitute five of the combined companies nine directors. Because they will continue to constitute a majority of the combined company's Board of Directors after the Merger, these persons will collectively be in a position to direct the business and policies of the combined company and take certain actions without the necessity of obtaining the vote of other shareholders, such as approving mergers, to the extent authorized by the Texas Business Corporation Act.



     Four of these five directors (Dr. Asher O. Pacholder, Sylvia A. Pacholder, Robin E. Pacholder and William J. Morgan), to together with Pacholder Associates, Inc. and certain Wedco shareholders with whom these persons will enter into a Shareholder's Agreement, may own a number of shares of the combined company's Common Stock sufficient to control the election of the combined company's Board of Directors.



  Management after the Merger; Competition from Former Wedco Management



     The Merger involves the integration of two companies that have previously operated independently. ICO and Wedco operate in different industries with different operating, technical and competitive conditions. ICO's operations are conducted primarily in the United States and Canada, whereas Wedco has substantial European operations. Two of the six members of Wedco's senior management, William E. Willoughby, Wedco's founder and its current Chairman of the Board and Chief Executive Officer, and William C. Willoughby, Director and Executive Vice President, will retire from Wedco if the Merger is approved. Management of the combined company will be controlled by current ICO management. There can be no assurance that management will be successful, after the Merger, in managing the combined company or operating it in a profitable manner. See
"-- Control of the Combined Company after the Merger."



     William C. Willoughby is also the owner of a company engaged in the business of providing plastic grinding services with annual revenues estimated by Wedco of approximately $1,600,000. Mr. Willoughby and that company will not be subject to any restrictions concerning competition with the combined company following the Merger.


  Uncertainties of Achieving Cost Savings

     In determining that the Merger is advisable and in the best interests of its shareholders, each of the ICO Board and the Wedco Board considered opportunities for cost savings and other benefits expected to result from the consummation thereof. While ICO and Wedco expect to achieve cost savings as a result of the

Merger, no assurance can be given that difficulties will not be encountered in integrating the operations of ICO and Wedco or that the benefits expected from such integration will be realized. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the business, results of operations or financial condition of the combined company.

  Effect of Merger on Income Statement

     In fiscal year 1995, ICO recognized on its income statement significant tax benefits relating to the reversal of the valuation allowance on certain deferred tax assets and also relating to the utilization of net operating loss carry forwards. See "Notes to Unaudited Pro Forma Condensed Financial Statements --
Note 3 -- Pro Forma Adjustments." As a result of the Merger, the combined company will no longer be able to recognize these benefits on its income statement, although this will not affect the availability of these benefits for income tax purposes. This will reduce the combined company's net income and per share earnings relative to ICO's recent net income and per share earnings and such reduction will be significant. See "Unaudited Pro Forma Financial Information."

  Increased Debt Obligations


     As of December 31, 1995, ICO had total indebtedness (including total short-term and long-term debt) of approximately $1,657,000. On a pro forma basis after giving effect to the Merger, ICO's total indebtedness as of December 31, 1995, would have been $21,894,000 and its net interest expense would have been $143,000 for the fiscal quarter ended December 31, 1995.


  Restrictions on Payment of Dividends


     The ICO Common Stock to be issued in the Merger will rank junior as to dividends and upon any liquidation, dissolution or winding up of ICO to ICO's 1,290,000 outstanding Depositary Shares, each of which represents 1/4 of a share of $6.75 Convertible Exchangeable Preferred Stock (the "Preferred Stock"). Dividends payable on the Preferred Stock total $2,176,875 per year. Unless all Preferred Stock dividends have been paid, no cash dividends may be paid on shares of ICO Common Stock. Under Texas law, ICO may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Texas Business Corporation Act. As of December 31, 1995, ICO had available surplus of approximately $39,855,000 (or approximately $88,244,000 after giving pro forma effect to the Merger).


  Shares Eligible for Future Sale

     Future sales of substantial amounts of ICO Common Stock in the public market could adversely affect the prevailing market price of the ICO Common Stock.


     Pacholder Associates, Inc. and certain of the officers, directors and principal shareholders of ICO associated with Pacholder Associates, Inc. beneficially own an aggregate of 1,075,213 shares of ICO Common Stock, or approximately 5.7% and 6.4% of the outstanding ICO Common Stock, after the Merger, assuming all Wedco shareholders elect to receive the Stock Consideration and the Cash/Stock Consideration respectively. Additionally, William E. Willoughby, William C. Willoughby, and members of their families will own 5,472,373 and 4,299,722 shares of ICO Common Stock, or approximately 28.9% and 25.6% of the ICO Common Stock outstanding after the Merger, assuming all Wedco shareholders, including them, elect to receive the Stock Consideration and Cash/Stock Consideration respectively.



     ICO has outstanding the Depositary Shares as well as warrants and stock options that are convertible or exercisable, as the case may be, into an aggregate of 3,534,600 shares of ICO Common Stock, or approximately 15.7 and 17.4% of the ICO Common Stock outstanding after the Merger, assuming all Wedco shareholders elect to receive the Stock Consideration and Cash/Stock Consideration respectively. ICO has filed with the Commission registration statements, which in the aggregate register 787,991 shares of ICO Common Stock which may be issued pursuant to exercise of the stock options issued under ICO's various stock option plans. To date, options to purchase 614,191 shares of ICO Common Stock have been issued under these plans.

     ICO has 853,000 shares of Common Stock issuable upon the exercise of warrants, subject to registration rights. Additional registration rights will be granted under the terms of the Merger Agreement for up to 5,472,373 shares of ICO Common Stock issued to certain Wedco shareholders pursuant to the Merger.


                                USE OF PROCEEDS

     None of the proceeds of this Offering will go to the Company.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the amount of Common Stock owned and being offered by the Selling Stockholders.


                                                 BENEFICIAL                         BENEFICIAL
                                                  OWNERSHIP        SHARES           OWNERSHIP
                                              BEFORE OFFERING*       TO          AFTER OFFERING*
                 NAME OF                    --------------------     BE        -------------------
             BENEFICIAL OWNER               SHARES    PERCENTAGE    SOLD       SHARES   PERCENTAGE
------------------------------------------  -------   ----------   ------      ------   ----------
John F. Armstrong.........................   99,900      1.1%      37,500      62,400        **
Donald R. Warr............................   18,000        **       6,757      11,243        **
Patricia Pittman Lincoln..................   25,200        **       9,459      15,741        **
Jimmy Burleson............................   33,333        **      33,333           0        **
Barney Watson.............................   33,333        **      33,333           0        **
Texas Commerce Bank, N.A., Midland and
  Patricia Pittmann Inman as Co-Trustees
  under the Trust Agreement under the Will
  of J.H. Pittman, Jr. ...................  144,000      1.6%      87,838      56,162        **
Judith Pittman Phillips...................   22,500        **       8,446      14,054        **
Raymond J. Dixon..........................   94,884      1.1%      94,884           0        **


---------------


 * Based on the number of shares outstanding at March 19, 1996 and assumes all shares offered are sold.


** Less than 1%

                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby may be sold from time to time directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Common Stock through underwriters, dealers or agents. The distribution of the Common Stock by the Selling Stockholders may be effected from time to time in one or more transactions that may take place on the over-the-counter market including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker/dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the holder in connection with such sales.

     The Company will pay certain expenses incident to the offering. The Company will not pay for commissions and discounts of underwriters, dealers or agents or the fees and expenses of counsel for the Selling Stockholders.

     The Company has agreed to indemnify in certain circumstances the Selling Stockholders and any underwriter, selling brokers, dealer managers or similar persons who participate in the distribution of the Common Stock, if any, and certain persons related to the foregoing persons, against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company and certain persons related to the Company against certain liabilities, including liabilities under the Securities Act.

     In order to comply with applicable states' securities laws, the Common Stock will be sold in certain jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common

Stock may not be sold unless the Common Stock has been registered or qualifies for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Common Stock offered hereby will be passed on for the Company by Keating, Muething & Klekamp, Cincinnati, Ohio.

                                    EXPERTS

     The consolidated financial statements of ICO as of September 30, 1994 and 1995 and for each of the three years in the period ended September 30, 1995 incorporated by reference into this Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheet of Wedco as of March 31, 1995 and 1994 and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended March 31, 1995 incorporated by reference into this Registration Statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information, including the notes thereto, give effect to the Merger and are qualified in their entirety by reference to, and should be read in conjunction with the historical consolidated financial statements and the notes thereto of ICO and Wedco incorporated herein by reference.

     The pro forma combined financial statements are based on the purchase method of accounting. The unaudited pro forma consolidated condensed balance sheet at September 30, 1995, assumes the Merger was consummated as of September 30, 1995 and the unaudited pro forma consolidated condensed statements of operations assume the Merger was consummated as of the beginning of each of the periods presented.

     The pro forma data is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is such data necessarily indicative of future operating results or financial position. There is no assurance that similar results will be achieved in the future.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1995

                                                    HISTORICAL
                                               ---------------------                     PRO FORMA
                                                  ICO      WEDCO(1)    ADJUSTMENTS        COMBINED
                                               ---------   ---------   -----------       ----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales and services revenues..............  $  87,887   $  45,408                      $  133,295
                                               ---------   ---------                      ----------
Costs and Expenses:
Cost of sales and services...................     59,885      27,923                          87,808
Selling, general and administrative..........     17,840       8,020        (1,180)(a)        24,680
                                               ---------   ---------    -----------       ----------
Income before interest, taxes depreciation
  and amortization...........................     10,162       9,465        (1,180)           20,807
                                               ---------   ---------    -----------       ----------
Depreciation and Amortization................      5,112       3,786           603(b)          9,501
Interest, net................................     (1,307)      1,434           590(c)            717
Equity loss of Joint Ventures................                   (179)                           (179)
Other, net...................................                     96                              96
                                               ---------   ---------                      ----------
Income before income taxes...................      6,357       4,328                          10,672
                                               ---------   ---------                      ----------
Current provision for income taxes...........      2,200       1,456          (234)(d)         3,422
Deferred tax expense (benefit)...............     (1,633)        198         2,751(d)          1,316
                                               ---------   ---------                      ----------
Total tax expense............................        567       1,654                           4,738
                                               ---------   ---------    -----------       ----------
Net Income...................................  $   5,790   $   2,674     $   2,530        $    5,934
                                                ========   =========    =========         =========
Earnings per common and common equivalent
  share......................................  $    0.41   $    0.74                      $     0.21
                                                ========   =========                      =========
Weighted average shares outstanding..........  8,709,303   3,616,038    5,246,442(e)     17,571,783
                                                ========   =========                      =========

---------------

(1) Wedco historical amounts were derived from the unaudited quarterly financial statements of Wedco for the applicable period to conform to ICO's fiscal year-end.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      THREE MONTHS ENDED DECEMBER 31, 1995

                                                    HISTORICAL
                                               ---------------------                     PRO FORMA
                                                  ICO      WEDCO(1)    ADJUSTMENTS        COMBINED
                                               ---------   ---------   -----------       ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales and services revenues..............  $  21,751   $   9,992                      $   31,743
Costs and Expenses:
Cost of sales and services...................     15,145       6,578                          21,723
Selling, general and administrative..........      4,054       1,974          (325)(a)         5,703
                                               ---------   ---------   -----------        ----------
Income before interest, taxes, depreciation
  and amortization...........................      2,552       1,440          (325)            4,317
                                               ---------   ---------   -----------        ----------
Depreciation and Amortization................      1,339       1,022           165(b)          2,526
Interest, net................................       (376)        371           148(c)            143
Equity loss of Joint Ventures................                   (151)                           (151)
Other, net...................................                    145                             145
                                               ---------   ---------                      ----------
Net income before income taxes...............      1,589          53                           1,654
                                               ---------   ---------                      ----------
Current provision for income taxes...........         89          67            45(d)            201
Deferred tax expense (benefit)...............          0         (17)          583(d)            566
                                               ---------   ---------   -----------        ----------
Total tax expense............................         89          50                             767
                                               ---------   ---------                      ----------
Net Income...................................  $   1,500   $       3     $     616        $      887
                                                ========   =========   ===========         =========
Earnings per common and common equivalent
  share......................................  $    0.11   $    0.00                      $     0.02
                                                ========   =========                      =========
Weighted average shares outstanding..........  8,908,797   3,642,065    5,246,442(e)     17,797,304
                                                ========   =========                      =========

                       UNAUDITED PRO FORMA BALANCE SHEET
                               DECEMBER 31, 1995

                                                   HISTORICAL
                                                -----------------                                          PRO FORMA
                                                  ICO      WEDCO    RECLASSIFICATIONS     ADJUSTMENTS      COMBINED
                                                -------   -------   -----------------     -----------      ---------
                                                                           (IN THOUSANDS)
                    ASSETS
CURRENT ASSETS
Cash and Cash Equivalents.....................   24,492       148                            (10,369)(f)   $  14,271
Trade Receivables, net........................   16,172     6,669                                             22,841
Inventories...................................    5,277     2,055                                              7,332
Prepaid Expenses and Other....................    2,975     1,019                                              3,994
Current deferred tax asset....................                                                   112(k)        1,345
                                                                                               1,233(j)
                                                -------   -------                                          ---------
          Total Current Assets................   48,916     9,891                                             49,783
                                                -------   -------                                          ---------
Property, Plant and Equipment, net............   30,689    41,326                              5,290(g)       77,305
Investment in joint ventures..................              4,779                             (1,174)(h)       3,605
Due from related parties......................                779                                                779
Goodwill......................................    4,401                                       25,095(i)       29,496
Deferred tax asset............................    1,633                   (2,419)(1)           2,732(j)          156
                                                                                              (1,790)(k)
Other assets..................................    2,219        43                                250(l)        2,512
                                                -------   -------                                          ---------
TOTAL ASSETS..................................  $87,858   $56,818                                          $ 163,636
                                                =======   =======                                           ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes Payable.................................            $ 3,718                                          $   3,718
Current portion of long-term debt.............      598     1,647                                              2,245
Accounts payable..............................    7,223     2,800                                             10,023
Accrued Expenses and other liabilities........    3,873     3,554                                275(m)        7,702
                                                -------   -------                                          ---------
          Total Current Liabilities...........   11,694    11,719                                             23,688
                                                -------   -------                                          ---------
Long-term debt................................    1,059    14,872                                             15,931
                                                -------   -------                                          ---------
Deferred income taxes.........................              2,419         (2,419)(1)
Other Liabilities.............................                434                                                434
Stockholders Equity
  Preferred stock.............................       13                                                           13
  Common stock................................   35,237       409                                 89(n)       35,326
                                                                                                (409)(n)
  Additional paid-in capital..................   55,988    11,159                             48,389(n)      104,377
                                                                                             (11,159)(n)
  Cumulative translation adjustment...........     (117)    1,650                             (1,650)(n)        (117)
  Retained earnings (deficit).................  (16,016)   17,434                            (17,434)(n)     (16,016)
  Treasury Stock..............................        0    (3,278)                             3,278(n)            0
                                                -------   -------        -------          -----------      ---------
          Total Stockholders' Equity..........   75,105    27,374                                            123,583
                                                =======   =======                                           ========
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....  $87,858   $56,818        $     0           $       0       $ 163,636
                                                =======   =======   ============           =========        ========

---------------

(1) To net deferred tax liabilities with deferred tax assets.

                          NOTES TO UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- PRO FORMA FINANCIAL STATEMENTS

     The basis of the unaudited pro forma consolidated condensed income statement and balance sheet reflects the assumption that Wedco shareholders owning 60% of the outstanding shares of Wedco Common Stock will select the Cash/Stock Consideration and the remaining shareholders of Wedco will select the Stock Consideration. See "THE MERGER -- Merger Consideration". Regardless of which option is selected by Wedco shareholders, the pro forma combined condensed income statement will be materially equivalent to the pro forma income statement presented.

     In the event that approximately 48% or more of the outstanding shares of Wedco Common Stock are exchanged for the Stock Consideration, the total number of shares of ICO Common Stock issued to Wedco shareholders in connection with the Merger would exceed the number of shares of ICO Common Stock outstanding immediately prior to the consummation of the Merger. Nevertheless, management believes the Merger will be properly accounted for as a forward merger (i.e., ICO being the acquirer) as opposed to a reverse merger. This conclusion is based upon the following factors that clearly indicate ICO should be treated as the acquirer: (i) the current chairman of ICO will be the chairman of the combined company, (ii) the combined company's board of directors will consist of three directors selected by former Wedco controlling shareholders and six selected by ICO management, (iii) the execution of a shareholders agreement regarding (i) and (ii) above (See "THE MERGER AGREEMENT -- Ancillary Agreements -- Shareholders Agreement") and (iv) the assets, revenues, recent net earnings and current market value of ICO significantly exceeds those of Wedco.

     The following summarizes the possible stock and cash consideration combinations which could be exchanged for outstanding shares of Wedco Common
Stock:

                               MERGER
                            CONSIDERATION
                              SELECTED                             ICO SHARES      CASH
    -------------------------------------------------------------  ----------   -----------
    100% Stock...................................................  10,132,509   $         0
    100% Cash/Stock..............................................   7,849,127   $12,487,248
    60% Cash/Stock, 40% Stock....................................   8,762,480   $ 7,492,349

     Regardless of which option is selected by Wedco shareholders, the pro forma combined condensed income statement will be materially equivalent to the pro forma income statement presented.

     The following summarizes the estimated purchase price:

        ICO Common Stock issued to Wedco shareholders (fair value based on most recent 30 day trading average)..............................  $47,930
        Cash paid to Wedco shareholders....................................    7,492
        Direct acquisition costs incurred by ICO...........................    1,172
                                                                             -------
                                                                              56,594
                                                                             -------
        Assumption of Wedco's liabilities..................................   29,444
        Liabilities assumed, pro forma adjustments.........................    2,065
                                                                             -------
        Total purchase price...............................................  $88,103
                                                                             =======

NOTE 2 -- WEDCO HISTORICAL PRESENTATION

     Certain amounts reported in Wedco's historical financial statements have been reclassified to conform to the ICO presentations in the accompanying unaudited pro forma financial statements.

NOTE 3 -- PRO FORMA ADJUSTMENTS

  Statements of Income:

     (a) To remove merger costs expensed by Wedco ($440,000 for the twelve months ended September 30, 1995 and $140,000 for the three months ended December 31, 1995), incremental cost savings for Wedco no longer being a separate public company ($250,000 per year) and to reflect cost savings resulting from the retirement of certain Wedco executives ($490,000 per year).

     (b) To increase amortization for intangibles (including goodwill) and reduce depreciation for machinery and equipment. Historically, Wedco depreciated machinery and equipment over 10 years. Select assets which have useful lives in excess of this time period will be depreciated over their estimated useful life after the Merger. Goodwill is amortized over a useful life of 40 years and value allocated to non-compete agreements is amortized over the 10-year term of the agreement.

     ICO has analyzed the past and expected future operating performance of Wedco, the competitive and regulatory environment in which Wedco operates and has assessed the expected future life of Wedco's basic technology concluding that, as of the acquisition date, the future life of goodwill is forty years or greater. Accordingly, goodwill is amortized over an estimated useful life of 40 years, the maximum allowable life under APB 17. ICO's policy is to periodically review goodwill and other intangibles to assess recoverability and review the impact of events and circumstances which may warrant a revision to the estimated useful life. Impairments would be recognized in operating results if a permanent diminution in value were to occur.

     (c) To reflect the reduced interest income on cash to be used to consummate the Merger.

     (d) To reflect the tax effect of pro forma income statement adjustments and increase income tax expense resulting from pro forma adjustments to deferred tax balances including the reversal of ICO's valuation allowance on deferred tax assets at September 30, 1995. In fiscal year 1995, ICO recognized a $1,633,000 ($.18 per share) tax benefit as a reversal of the valuation allowance to the extent taxes had been paid. ICO also recognized a tax benefit of $1,035,000 ($.12 per share) resulting from the utilization of approximately $2.9 million of net operating loss carry forwards in fiscal year 1995. During the quarter ended December 31, 1995 $.06 of ICO's $.11 earnings per share were attributable to the recognition of a net operating loss carryforward benefit. These amounts are reversed in the pro forma income statement.

     While ICO will continue to realize a cash savings from $8,085,000 (i.e., a tax benefit of $2,830,000) in net operating loss carry forwards (at December 31,
1995) for tax purposes after the Merger, future benefits resulting from the utilization of these loss carry forwards will no longer be recognized in the income statements prepared in accordance with generally accepted accounting principles.

     (e) To give effect to weighted average shares issued in connection with the Merger, including 100,000 shares issued to advisers of ICO.

  Balance Sheet:

     (f) To reflect estimated cash consideration and expected direct expenses to be paid by ICO and Wedco in connection with the Merger.

     (g) To increase Wedco's property, plant and equipment to estimated fair market value.

     (h) To decrease Wedco's investment in the Wedtech/Canadian joint venture to estimated fair market value.

     (i) To reflect the excess purchase price over fair value of net tangible assets acquired allocated to goodwill.

     (j) To remove ICO's December 31, 1995 valuation allowance on deferred tax assets. In accordance with Financial Accounting Standard 109, the need for the valuation allowance will no longer exist as of the effective date of the Merger.

     (k) To increase Wedco's deferred tax balances to reflect purchase price accounting adjustments.

     (l) To reflect the fair value of non-compete agreements with former Wedco executives.

     (m) ICO will incur integration costs pertaining to the management information systems estimated to be $275,000. These costs will be recorded as liabilities assumed and will have the effect of increasing goodwill.

     (n) To eliminate Wedco stockholders' equity accounts and reflect the estimated value of shares issued in connection with the acquisition.

===============================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ---
AVAILABLE INFORMATION.................     2

INFORMATION INCORPORATED BY
  REFERENCE...........................     3

THE COMPANY...........................     4

THE OFFERING..........................     4

INVESTMENT CONSIDERATIONS.............     4

USE OF PROCEEDS.......................    10

SELLING STOCKHOLDERS..................    10

PLAN OF DISTRIBUTION..................    10

LEGAL MATTERS.........................    11

EXPERTS...............................    11

PRO FORMA FINANCIAL INFORMATION.......    12

==============================================================================

==============================================================================

                                 311,550 SHARES

                                  COMMON STOCK

                                   ICO, INC.

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                                 MARCH 22, 1996

===============================================================================